SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2014	2

Telefonica
Results
January - September 2014
Investor Relations
Telefónica, S.A.

Disclaimer
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Investor Relations

Telefonica
Telefónica, S.A.

Key points for the third quarter
Strong operating momentum gaining traction
Boost in strategic areas (fiber, Pay TV, mobile contract -smartphones & LTE-), increasing customer value and reinforcing leading position amid sustained competitive pressures
Best ever quarterly net adds of smartphones and fiber customers
Ramp-up in Q3 revenue growth (+2.8% y-o-y); generating sustainable expansion
Enhanced revenue trends across most markets
OIBDA back to growth (+0.8% y-o-y) and sequential margin expansion to 32.8%, limiting erosion to 0.6 p.p. y-o-y
CapEx intensity for a scale All-IP Company and to drive customer growth
High cash generation profile & Robust balance sheet
9M FCF €2.8Bn; FCFS €0.63
Net debt at €41.2Bn as of Sep-14; E-Plus acquisition to be reflected in Q4
Value enhancing deals; reinforcing competitive edge in main markets
E-Plus closed; GVT underway
Results up to September fully aligned with expectations and year-end guidance. Dividend reiterated
9M: Revenues +0.4%; OIBDA margin erosion -0.7 p.p.; CapEx/Sales 14.4%; all organic y-o-y and ex-Venezuela
All y-o-y changes are organic
Investor Relations
Telefónica, S.A.

Telefonica

Financial highlights
€ in millions Revenue OIBDA OIBDA Margin OpCF (ex-spectrum) Net Income EPS FCF Net financial debt
Reported 37,978 12,325 32.5% 6,779 2,849 0.61 2,839 41,200
9M 14 Reported y-o-y (10.9%) (12.6%) (0.6 p.p.) (25.3%) (9.4%) (12.9%) (16.5%) (10.6%)
Organic y-o-y 1.9% 0.2% (0.5 p.p.) (14.4%) --- --- --- ---
Reported 13,021 4,269 32.8% 2,057 947 0.20 1,175 41,200
Q3 14 Reported y-o-y (7.4%) (8.7%) (0.5 p.p.) (24.5%) (13.0%) (16.6%) (39.7%) (10.6%)
Organic y-o-y 2.8% 0.8% (0.6 p.p.) (16.4%) --- --- --- ---
FX headwinds starting to ease in Q3 14; changes in perimeter from Q4 14
Forex impact OIBDA (y-o-y) BRL, ARS, VEF depreciation Q1 14 Q2 14 Q3 14 (6.0 p.p) (10.0 p.p) (11.7 p.p) BRL appreciation
Perimeter impact OIBDA (y-o-y) C. Republic T. Ireland Q1 14 Q2 14 Q3 14 (3.7 p.p) (3.7 p.p) (4.5 p.p)
FX effect mitigated at FCF level as lower CapEx, Interest, Tax & Minorities payments offset OIBDA impact
Investor Relations Telefónica, S.A.

Telefonica

Stepping-up investments already fostering high value growth

Smartphone penetration


+10 p.p.
25%
32%
35%
Sep-13
Jun-14
Sep-14

Q3 Net adds
8.5m (1.6x q-o-q; 2.0x y-o-y)

LTE coverage (Europe)


+22 p.p.
32%
48%
54%
Sep-13
Jun-14
Sep-14

LTE launched in **7 T.Hispam markets + Brazil**

FTTH premises passed (m)


+6m
6.6
10.5
12.5
Sep-13
Jun-14
Sep-14

Q3 Net adds
265k (1.3x q-o-q; 1.8x y-o-y)

Pay TV accesses (organic y-o-y)


+37 p.p.
+4%
+32%
+41%
Sep-13
Jun-14
Sep-14

Q3 Net adds
458k (4.0x y-o-y)

Growing demand for fiber, LTE, Pay TV and smartphones

- Further **ramp-up in fiber net adds momentum** to 1.4m connected accesses (x2.1 y-o-y)
- **Pushing LTE**; primary catalyst of data monetisation
- Launch **of new devices driving smartphones net adds**
- **Pay TV gathering momentum**

Building loyalty

- **Almost-flat Q3 churn** y-o-y and q-o-q
- **Competitive tariffs**; bundling strategy
- **Upselling opportunities** through new technologies, digital services and shared data plans
- **Customer insight** for optimising our offer

Investor Relations
Telefónica, S.A.
4
Telefónica

Q3 improvement across the board (% and absolute)

Revenue (organic y-o-y)



37,978
1.9%
1.5%
12,232
1.3%
12,725
2.8%
13,021
9M
Q1 14
Q2 14
Q3 14

	9M	Q1 14	Q2 14	Q3 14
Ex-Reg	+3.6%	+3.4%	+3.7%	+3.6%
Ex-VZ	+0.4%	-0.1%	+0.3%	+0.8%

OIBDA (organic y-o-y)



12,325
0.2%
0.5%
3,929
4,126
(0.7%)
0.8%
4,269
9M
Q1 14
Q2 14
Q3 14

	9M	Q1 14	Q2 14	Q3 14
Ex-Reg	+1.5%	+1.9%	+0.9%	+1.6%
Ex-VZ	-1.9%	-1.4%	-4.1%	0.0%

OIBDA margin (organic y-o-y)



32.5%
32.1%
32.4%
32.8%
(0.5 p.p.)
(0.3 p.p.)
(0.6 p.p.)
(0.6 p.p.)
9M
Q1 14
Q2 14
Q3 14

All y-o-y changes are organic

Attractive growth profile

- **6 consecutive quarters of y-o-y revenue growth**
- **Accelerating revenue trends in Q3;** +1.5 p.p. q-o-q underpinned by
  - Decline slowed-down in Spain (+2.5 p.p. q-o-q) to -6.6% y-o-y
  - T. Hispam improved +2.8 p.p. to 14.1% y-o-y
- **Continued mobile data strength** (Q3: +11.1% y-o-y) **improving revenue mix towards a more data & digital Company**
  - Non-SMS data sales accelerating to +25.3% y-o-y in Q3 (+1.3 p.p. q-o-q)
  - Mobile data/MSR 40% (+3 p.p. vs.Q3 13)
  - Growing sales of digital services: >20% y-o-y in 9M

Profitability up sequentially as revenue flows

- **OIBDA returned to positive growth** (flat ex-Venezuela)
  - Improvement of 1.5 p.p. vs. Q2 y-o-y despite very high level of commercial activity
  - Supported by cost efficiencies, synergies and scale
- **Retained healthy margin at 32.8% in Q3** (contained erosion of 0.6 p.p. y-o-y) even in a context of intense commercial efforts and higher CapEx to lead network modernisation
  - Q3 Commercial costs up 9.4% y-o-y (+3.4 p.p. q-o-q)
  - Growing network & IT costs +11.3% y-o-y in Q3 (+4.0 p.p. q-o-q)

Investor Relations
Telefónica, S.A.

5

Telefónica

TGR: Strengthening differentiation

Network: UBB developments

FTTH
Sep-14
(premises passed)

12.5m; ~x2 y-o-y

8.8m (Spain) · 3.4m (Brazil) · 0.3m (Chile)

LTE
Sep-14

4G Coverage %Pop outdoor

Spain	50%	Brazil	36%
Germany	59%	Chile	60%
UK	49%		

New LTE launches

UBB Backhaul

>80% 3G/4G sites

4G sites

>16,500 ~2.5x y-o-y

Operational excellence

Sustained differentiation

- **LTE-A** already available in Spain (up to 300Mbps)
- Network technically **fully ready for VoLTE** rollout in Germany
- **700Mhz 4G spectrum awarded in Brazil**

Leaner operations

- **OSS Transformation**: promoting standardised, simple and optimised global OSSs and processes
- **Reference Lab for NFV**[1]
- **E2E customer equipment management**: higher standardisation, less costs

IT: continued progress towards Brilliant IT & Simplification

Transformation to Digital Telco
(unify and recycle)

- Full Stacks projects driving business transformations in Argentina and other countries in T. Hispam
- **Global convergent Datawarehouse**: maximising simplification, standardisation and more powerful Business Intelligence

Enhancing online customer capabilities

- **Spain**: new customer online channel (fully convergent)
- **Brazil**: full digitalisation of order management; launch of first online customer care
- **HispAm**: unified e-commerce solution in 8 countries

KPIs (YTD)

Virtualisation
+ 5.9 p.p.
+ 19 p.p. (Mexico)
+ 9 p.p. (Spain)

Data Centers released
-3

2014 Target met in advance

Physical servers
-10%

Applications decommission
~300

(1) Network Function Virtualisation

Investor Relations
Telefónica, S.A.

6

Telefónica

Digital Services: Enriching our digital solutions portfolio

Consumer: Differential customer propositions

Video

Revenue 9M (organic y-o-y): €717m, +24%

Pay TV Accesses (Sep-14 y-o-y organic): +41%; Spain x3; Brazil +24%

- **Exclusive sports rights in Spain**
- Strategic **agreement with Samsung** in Q3 (to integrate Movistar TV in SmartTVs)

Security

Mobile security

- Safe devices for customers
- **New products** launched in **Chile and Mexico in Q3**

Brazil: 6.3m accesses (Sep-14), 2.4x y-o-y

Financial Services

Yaap

- **Launch of "Yaap Money"** (way to transfer money between people), **in Spain in Q3**, following **"Yaap Shopping"** in Q2
- **"Movistar Dinero Móvil" in Peru** already nationwide

Strategic Partnerships

Users (Sep-14)

Rhapsody: 153k

Evernote: 470k

Global Device Management

- **Smartphones**: 72% of total Q3 shipments
- **LTE enabled** devices: 30% of total Q3 shipments
- **"Firefox"** already in 13 countries

B2B: Solid performance on the back of our B2B services enhancement

Cloud

Revenue 9M (organic y-o-y): €241m, +31%

- **Acceleration y-o-y revenue growth** (>20% in H1)

M2M

Revenue 9M (organic y-o-y): €146m, +44%

Accesses (Sep-14 y-o-y organic): +15%

- **Solid financial and operational growth**

Information Security

Revenue 9M (organic y-o-y): €75m, +42%

- **Launch of "Sinfonier" in Q3**
  - Security intelligence community among entities, companies and cybersecurity specialists

Investor Relations
Telefónica, S.A.
7
Telefónica

Spain: Gaining momentum on differential quality

23% of Group revenue

Net adds ('000)



Q3 13
Q2 14
Q3 14
Q churn
+6%
+30%
x3.4
3.2%
348
370
2.3%
1.0%
(23)
Pay TV
63
160
208
1.0%
0.9%
0.8%
FTTH
1.9%
1.7%
1.5%
28
95
(145)
Mobile Contract

High value in "Fusión"



Fusión Fiber 100 Mb
Fusión IPTV
12%
27%
37%
17%
18%
Sep-13
Jun-14
Sep-14

"Fusión" ARPU starts to grow



Euros
68.8
+1.2%
69.7
Q2 14
Q3 14

FTTH New premises passed (m)



Total Premises Passed
4.4
7.4
8.8
0.5
1.3
1.4
Q3 13
Q2 14
Q3 14
Dec-14E:~10m
Dec-16E:~18m

(1) Internal estimate
(2) Excluding the disconnection of inactive M2M accesses

Trading acceleration despite summer seasonality

- **Pay TV: key engine pushing convergence**
  - 1.6 m customers (x2.6 y-o-y); 32% market share[1] (+17 p.p. y-o-y)
- **FTTH customers surpass 1 m** (x2.2 y-o-y)
  - 886K Fiber 100Mb:10€/month premium; 0.5x churn vs.DSL
- **Mobile contract turnaround stabilises the base**
  - Best quarterly net adds since Q2 11
  - Mobile contract customer base -1% y-o-y [2]

Leading convergent platform

- **Portfolio upgraded** in Q3 adding value: mobile data and VAS
- **3.6m "Fusión" customers** (+39% y-o-y); **1.4m mobile add-ons** (+34% y-o-y)
  - 476k repositions on "Fusión TV" in Q3
- **Increased customer value**: "Fusión" churn in Q3 1.0%
  - Longer lifetime vs.stand-alone: 2.2x FBB & 2.5x mobile contract
- **Rapid growth of high-value services**
  - 67% "Fusión TV" gross adds ≥€60 (+6 p.p. q-o-q)

UBB deployment speeding-up: scope and quality

- **FTTH: infrastructure differentiating lever**
  - Highly complementary with premium TV contents
- **LTE coverage:** 50% pop. in Sep-14 (Dec-14E~60%)

Investor Relations
Telefónica, S.A.
8
Telefónica

Spain: Top line improvement acceleration

23% of Group revenue

Revenue y-o-y (€ in millions)



2013
2014
9M
Q3
(778)
(1,607)
(212)
(442)

Revenue y-o-y (%)



Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
(12.1%)
(11.9%)
(8.2%)
(9.1%)
(6.6%)
Δ last Q
+2.5 p.p.
Δ last 3Qs
+5.3 p.p.

OIBDA margin



y-o-y
46.9%
44.7%
46.0%
-4.2 p.p. y-o-y
Q1 14
Q2 14
Q3 14

Commercial turnaround starts to pay off

- **Strong trading reflected in better top line performance**
  - Revenue y-o-y drop halved in the last 3Qs
  - Quarterly revenue stabilised: ~€3bn in the last 3Qs
  - Backbook repricing fading off (high convergent base)
    - 70% consumer FBB
    - 75% consumer mobile contract (including 2013 mobile tariffs)
- **Revenue stabilisation more visible going forward**
  - Accesses (FBB, FTTH, Pay TV, mobile contract) are stable or growing y-o-y
  - "Fusión" ARPU already growing
  - Market consolidation encourage more rational dynamics

Revenue stabilisation, the key lever for OIBDA improvement

- **OpEx growth** (+3.2% y-o-y in Q3) **to invest in quality growth**
  - Higher costs from TV contents and handset sales
  - Pension plan resumed (y-o-y not comparable)
- **Continued focus on cost control**
  - IT simplification, insourcing, distribution channel
  - Long term projects under analysis: copper switch-off
- **Margin +1.2 p.p. q-o-q on better revenue evolution**

Investor Relations
Telefónica, S.A.

9

Telefónica

UK: Outperforming the market & improving trends

14% of Group revenue

Mobile contract net adds ('000)


135
199
209
Q1 14
Q2 14
Q3 14

Mobile base of 24m

Mobile Service Revenues (y-o-y)


MSR
MSR ex-"O2 Refresh"
Q1 14
Q2 14
Q3 14
1.1%
(0.1%)
(2.7%)
(7.9%)
(6.7%)
(5.5%)

OIBDA margin


24.6%
23.6%
26.7%
+1.2 p.p. y-o-y
Q1 14
Q2 14
Q3 14

Solid commercial traction

- **Mobile base growth sustained at 3%** y-o-y
  - **Strong contract customer expansion** (+6% y-o-y)
    - New devices drive Q3 contract gross adds acceleration (+5% y-o-y)
    - Enhancing leadership contract loyalty in Q3 (1.0%; -0.1 p.p. y-o-y)
  - Continued LTE roll-out (49% outdoor coverage at Sep-14)
  - Q3 Prepay net adds (110k ; -8k in Q2) on **successful propositions** in May
- **Better ARPU trends** ex-"O2 Refresh" (Q3: -1.4% y-o-y; Q2: -2.6% y-o-y)
  - Price stabilisation
  - Data monetisation (LTE usage 2x non-LTE; high single digit ARPU uplift)

Accelerating top-line growth ex-"O2 Refresh" in Q3

- **Revenue growth**: Q3 +2.3% y-o-y ex-"O2 Refresh"
  - **MSR trends keep improving**
  - "O2 Refresh" deducted 6.6 p.p. y-o-y of MSR growth
- **Q3 OIBDA (€482m)** expanded 2.7% y-o-y:
  - Non-recurrent impact mostly related to final settlement from disposal of fixed business assets (€34m)
  - **Flat OpEx** y-o-y **on cost control** despite increased commercial activity
  - "O2 Refresh" contribution gradually normalising from April-14
- Q3 OIBDA margin growth impacted by non-recurrent effects (+2.0 p.p.); "O2 Refresh" impact in y-o-y change: Q3 :-4.0 p.p.; Q2: -1.0 p.p.

Financial y-o-y change in local currency

Investor Relations
Telefónica, S.A.

10

Telefónica

Germany: Keeping momentum; E-Plus deal closed
9% of Group revenue
Contract net adds (‘000)
78 152 143
~3x y-o-y
Q1 14 Q2 14 Q3 14
Contract gross adds (y-o-y)
30% 21% 5%
Q1 14 Q2 14 Q3 14
Revenue (y-o-y)
Revenues MSR ex-MTR
Q1 14 Q2 14 Q3 14
(3.4%) (2.5%) (0.5%)
(1.3%) (4.4%) (8.8%)
4.4 p.p. 3.9 p.p.
OIBDA margin
22.8% 22.3% 21.6%
Q1 14 Q2 14 Q3 14(1)
(1) Excludes 8 million euros of restructuring costs related with the acquisition of E-Plus
Commercial proposition driving value in a competitive market
Data monetisation as key lever:
Refreshed “O2 Blue All-in” portfolio improves mix: >80% gross adds in medium or higher bundles (Q3 13: ~75%)
LTE gaining traction
88% of Q3 total smartphone shipments (+33 p.p. y-o-y)
LTE usage (3x vs. non-LTE) drives mid double-digit ARPU upside
LTE outdoor coverage at 59% in September
Consistent MSR turnaround
Improving revenue trend to stabilisation in Q3 (-0.5% y-o-y):
MSR keep improving trend Non-SMS/data sales at 74% in Q3 (+6 p.p. y-o-y)
Robust handset sales (+22.1% in Q3 vs.-6.9% y-o-y in Q2) on: Good acceptance of commercial proposition (device & tariff) Launch of new high-end devices
Commercial investments remain high
Q3 OIBDA (€255m): -16.5% y-o-y (ex-restructuring)
Initial restructuring costs due to the integration with E-Plus (€8m).
Additional E-Plus transaction costs (Q3: €6m)
Higher commercial spend with the launch of new devices
E-Plus to be consolidated from Q4
Investor Relations
Telefónica, S.A.
Telefonica

Brazil: Strengthening position in value segments
22% of Group revenue
Contract market share (1) Net adds market share (1)
66% 61% 52%
40.6% 41.3% 41.4%
Q1 14 Q2 14 Q3 14
Smartphone net adds (m)
Smartphone penetration
28% 32% 40%
3.3 3.0 5.8
Q1 14 Q2 14 Q3 14
FTTH net adds (‘000)
Premises passed (m) IPTV net adds
2.3 2.9 3.4
Gross customer value ~3x
~x1.7
32 37 49
~x0.6
Q1 14 Q2 14 Q3 14
ARPU Churn
2 14 17
FTTH FBB
(1) Anatel public information as of August 2014
Focus on mobile data
Strong contract & smartphones growth (+23% & 2x y-o-y respectively) increasing customer base value:
Contract vs.Prepay: ARPU 4x; churn 1/3
Q3 Data ARPU +15% y-o-y (37% of total ARPU)
6th consecutive quarter capturing >1m contract net adds; 10th quarter increasing contract market share
4G leadership: 111 cities covered; 39% market share
Transformation process into a fiber Company
FTTH connections ramping-up (322k accesses in Sep-14; almost 2x y-o-y)
Strong TV performance (40k net adds in Q3 14, 88k in 9M
14) underpinned by growing net adds on IPTV technology (higher ARPU)
Investor Relations
Telefónica, S.A.
Telefonica

Brazil: Growth acceleration in revenue and OIBDA
22% of Group revenue
Revenue (organic y-o-y)
Q1 14 Q2 14 Q3 14
Q3 14 ex- regulation
0.2% 1.0% 1.1% 1.8% 4.8% 3.2%
(3.1%) (3.0%) (6.1%)
Total Mobile Fixed
+4.4% +6.3% +0.7%
OpEx (organic y-o-y)
0.4% 0.8% (0.2%)
Q1 14 Q2 14 Q3 14
OIBDA (organic y-o-y)
OIBDA margin organic y-o-y
4.0% 5.3%
(3.6%)
Q1 14 Q2 14 Q3 14
(1.2 p.p.) +0.9 p.p. +1.2 p.p.
Consistent revenue growth trends
Positive contribution from mobile & fixed businesses to revenue increase (ex-regulation)
Non-SMS mobile data revenue performance (+37.8% y-o-y in Q3) boosting mobile service revenues Fixed revenues (ex-regulation) growing again after 7 quarters, on better TV & FBB commercial traction
Negative regulatory effect; dragging 3.3 p.p. in Q3 y-o-y organic revenue growth
68% of incremental MSR market share captured in the last 12 months
OIBDA improvement with controlled cost evolution
Steady revenue growth plus strict OpEx control driving OIBDA y-o-y growth acceleration in Q3
Lower supplies (on MTRs cut), personal expenses along with further efficiency efforts, offsetting higher subcontract expenses on higher commercial costs
Strong CapEx efforts strengthening our market position (+25.5% y-o-y in 9M 14)
Investor Relations
Telefónica, S.A.
Telefonica

Hispam: OIBDA +17.8% y-o-y, ex-Venezuela

29% of Group revenue

Mobile gross adds (m)


10.9
11.0
11.1
Flat y-o-y
Q1 14
Q2 14
Q3 14

Smartphone net adds (m)


1.9
2.0
2.2
1.8x y-o-y
Q1 14
Q2 14
Q3 14

Revenue (organic y-o-y)


Hispam
Hispam ex-Venezuela
14.8%
11.3%
14.1%
10.8%
10.0%
9.7%
Q1 14
Q2 14
Q3 14

OIBDA (organic y-o-y)


Hispam
Hispam ex-Venezuela
15.0%
20.1%
17.8%
10.9%
11.8%
15.1%
Q1 14
Q2 14
Q3 14

	Q1 14	Q2 14	Q3 14
OIBDA margin (organic y-o-y)	+0.1 p.p.	+2.4 p.p.	+0.3 p.p.
Ex-Venezuela	Flat	+0.5 p.p.	+2.2 p.p.

Strong revenue growth y-o-y

- **Non-SMS mobile data revenue** (Q3: +47.9% y-o-y) **accounting for ~50%** of organic revenue growth
  - Effective data monetisation: 26% smartphone penetration => 32% Data revenue/MSR
- **Mobile voice & FBB and new services steadily growing y-o-y** (+9.9% and +15.5% in Q3 respectively)
- **Higher regulatory effect** dragging organic y-o-y growth (-1.8 p.p. in Q3; -1.6 p.p. in 9M)

Increased profitability amid strong commercial activity

- **Margin expansion across the board** particularly in non-inflationary countries
  - Q3 margin ramping-up y-o-y mainly in Mexico (+6.8 p.p.), Colombia (+5.6 p.p.) and Peru (+3.3 p.p.)
  - Similar commercial activity y-o-y with higher smartphones trading
  - Benefiting from efficiency measures and scale
- **All countries** (excluding Uruguay & Chile) **positively contributing to OIBDA y-o-y growth**
- **Strong CapEx efforts to secure future growth** (+42.6% y-o-y 9M 14)

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Mexico: Quality assets & new regulation boosting growth
3% of Group revenue
Mobile gross adds
Q1 Q2 Q3 9M y-o-y
+63%
+45%
2.5 2.6 2.5
1.8 1.8
1.5 1.6 1.6 1.6
2012 2013 2014
Revenue (organic y-o-y)
Revenue MSR
12.6%
7.9%
9.5%
5.8%
(2.6%)
(6.0%)
Q3 13 Q2 14 Q3 14
OIBDA margin
Organic y-o-y
24.6%
18.1% 17.2%
6.8 p.p.
(3.6 p.p.) (0.2 p.p.)
Q3 13 Q2 14 Q3 14
Commercial turnaround already delivering results
Smartphone base doubling y-o-y, but still limited penetration
(24%; +11 p.p. y-o-y)
New LTE offer launched in October to further reinforce our commercial positioning
Strong 4G network capabilities (10x faster speed than 3G)
New MVNO agreements already signed and in effect
Q3 OIBDA +50.6% y-o-y
Steady revenue growth acceleration
Highest MSR y-o-y growth in more than 4 years
2nd consecutive quarter of ARPU growth (+3% y-o-y) on voice & data traffic booming (+38% and 2x respectively y-o-y)
Strong OIBDA margin expansion y-o-y and q-o-q on:
New regulatory framework in place from August 14th. Asymmetry of MTRs already effective
Commercial strength gradually flowing into economies of scale
The lowest margin in Hispam (-13.6 p.p. vs.9M 14 T. Hispam margin)
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Rest of Hispam: Steady growth across the board

Revenue (organic y-o-y)



Q2 14
Q3 14
8.6%
7.2%
8.0%
7.6%
26.4%
23.9%
+5.5% Q3 14 ex-regulation
(5.1%)
(4.0%)
15.7%
27.4%
Colombia
Peru
Argentina
Chile
VZ & CA

OIBDA (organic y-o-y)



Q2 14
Q3 14
Q3 OIBDA margin (organic y-o-y)
7.3%
25.3%
10.3%
17.4%
20.5%
25.3%
5.0%
(1.4%)
42.3%
8.4%
Colombia
Peru
Argentina
Chile
VZ & CA
+5.6 p.p.
+3.3 p.p.
+0.3 p.p.
+0.9 p.p.
(6.4 p.p.)

Sound OIBDA growth y-o-y; acceleration in Colombia & Peru

- **Colombia:**
  - Increasing 4G adoption
  - Outstanding OIBDA margin expansion y-o-y on solid revenue growth and easier commercial comps
- **Peru:**
  - Solid commercial activity with record high prepay gross adds & record low churn in contract
  - Non-SMS mobile data sales booming (Q3: +45.5% y-o-y) and accounting for 2/3 of MSR growth
- **Argentina:**
  - LTE spectrum (AWS & 700MHz) secured in October to capture future growth opportunities
  - OIBDA margin (Q3: 25.3%) improving y-o-y despite inflationary pressure
- **Chile:**
  - Outstanding LTE rollout: 60% of population covered (Sep-14)
  - Q3 OIBDA margin (35.4%) expanding y-o-y even with higher gross adds (+11% total; +18% in contract)
- **Venezuela & Central America:**
  - Commercial activity recovered in Venezuela with the best net adds of the last 4Qs
  - Inflation dragging OIBDA y-o-y growth

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Net debt stable YTD despite E-plus payment & FX impact
Net Financial Debt
€ in millions
Net Financial
Net Financial
Net Financial Debt/OIBDA
Debt/OIBDA
Debt/OIBDA 2.52x
2.36x
2.39x
45,381 (2,839) 3,679 44,879
1,914 (2,712)
(2,912) 1,768 600 41,200
€0.4/share
paid in May €1,110m
Venezuela
Net Fin. FCF Dividends & Net financial Treasury FX, MTM Pre-retirements Net Fin. Post Closing Net Fin. Debt
Debt Hybrid coupon investments shares & & commitments Debt E-Plus / CU / Sep-14,
Dec-13 Hybrid & Others Sep-14 O2 C. Rep including closing
Mandatory E-Plus / CU /
Convertible O2 C. Rep
6,779 (376) 6,402 (2,117)
(875)
(379) 3,031 (192) 2,839
OpCF Working OpCF post Net Interest Tax Dividend to FCF Spectrum FCF ex-spectrum capital Working minorities & ex-spectrum accrued post-spectrum
Capital others accrued
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Smooth maturity profile on long-term financing
Long-term financing
€ in billions
€13.9Bn long-term financing YTD (~20% equity markets)
3.0
2.6
2.1
1.75
1.5
0.75 0.9 0.8
0.5
Syndicated LatAm & Euro Bond Hybrids Mandatory Mandatory T. Private T.
facility Other loans Convertible Exchangable Deutschland placements Deutschland
(TEF shares) (TI shares) bond (EUR & USD) minorities
(Capital
Increase)
Liquidity position (post E-Plus payment)
€ in billions
18.4
11.5 Undrawn credit lines & syndicated RCF
92% LT
Cash position
post E-Plus
6.9 payment
excluding
Sep-14 Venezuela
Net debt maturities (Sep-14)
€ in billions
9.2
Average net debtmaturities at 6.9years
1.2
2014 to 2016 2017
Effective interest cost (12 month rolling)
Guidance
6% 5.73%
5.34% Cost increase due to:
5% Higher liquidity cushion in anticipation of acquisition payments
Larger weight of Latam currencies
Dec-13 Sep-14
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Telefonica

Summary
Successful strategy execution creates momentum into 2015
Delivering high-value customer growth
Record quarterly net adds in smartphones and fiber; increasing 4G adoption across markets
Effective management of customer loyalty
Revenues growing & accelerating in Q3
Positive growth in the last 6 quarters, setting the basis for an attractive top line growth profile
Key drivers: T. Hispam (increasing at double-digit), T. España (smoothing decline) and mobile data (effectively monetising the data opportunity)
Stabilising OIBDA performance YTD; back to growth in Q3
Sequential expansion of OIBDA margin (+0.4 p.p.); T. España (+1.2 p.p.); Peru (+5.3 p.p.); Colombia (+5.1 p.p.); Mexico (+7.4 p.p.)
Balance sheet strength
Reducing net debt YTD even after German consolidation
Continued investments to ensure the best network / UBB / All IP while transforming our IT
CapEx devoted to growth & transformation: 73% of total in 9M
Active consolidation in main markets
Germany, Brazil, Spain
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Telefónica, S.A.
Telefonica

Telefonica
For further information:
Investor Relations
Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 12, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer